UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, VICTORIA, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Plc Registration number 3196209 Registered in England and Wales Share code: BIL ISIN: GB0000566504
	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Company Secretariat

29 August 2014

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Mr L Maxsted

Date of last notice	23 August 2013

Date issuer informed of transaction	28 August 2014

Date and place of transaction	28 August 2014 (Australian Securities Exchange)

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

Nature of transaction	On-market purchase of 1,500 BHP Billiton Limited shares

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Mr Maxsted has an indirect interest in 8,000* ordinary shares in BHP Billiton Limited as follows:
(i) 3,000 ordinary shares in BHP Billiton Limited registered in the name of Jacobite Investments Pty Ltd which holds the shares on behalf of Mr Maxsted, as beneficial owner.
(ii) 5,000 ordinary shares in BHP Billiton Limited registered in the name of Align Investments Pty Ltd which holds the shares on behalf of Mr Maxsted, as beneficial owner.
* Note – total above reflects shares acquired from this transaction.

Date of change	28 August 2014

No. of securities held prior to change	6,500

Class	Ordinary Shares in BHP Billiton Limited

Number acquired	1,500

Number disposed	—

Value/Consideration	$37.10 (average)

No. of securities held after change	8,000

Nature of change	On-market purchase of BHP Billiton Limited shares

Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Any additional information	—

Part 2 – Change of interests in contracts other than as described in Part 3

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder	—
(if issued securities)

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved:	—
class; number

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Total number of securities over which options or other rights held at the date of this notice

Any additional information

Part 4 – Closed period

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Were the interests in the securities or contracts detailed above traded during a closed period where prior written clearance was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under our Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior clearance. This requirement applies to all dealings, including those that occur outside of a closed period.

If prior written clearance was provided, on what date was this provided?	—
Part 5 – Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Nicole Duncan – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Nicole Duncan	Tel:	+61 3 9609 2917
		Fax:	+61 3 9611 1044

	Geof Stapledon	Tel:	+44 20 7802 4176
		Fax:	+44 20 7802 3054

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 29 August, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary